SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 2, 2007 to August 8, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Amended and Restated Trust Indenture dated as of June 11, 2007.

2.	Amended and Restated Unanimous Shareholder Agreement dated as of June 11, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
August 8, 2007	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

PENGROWTH CORPORATION
- and -
COMPUTERSHARE TRUST COMPANY
OF CANADA

AMENDED AND RESTATED TRUST INDENTURE
Pengrowth Energy Trust
June 11, 2007

TABLE OF CONTENTS

ARTICLE I INTERPRETATION	2

1.01 Definitions	2
1.02 Definitions in Royalty Indenture and in Schedules	8
1.03 References to Acts Performed by the Fund	8
1.04 Gender	8
1.05 Headings for Reference Only	8
1.06 Day Not a Business Day	8
1.07 Time of the Essence	9
1.08 Governing Law	9
1.09 References	9

ARTICLE II DECLARATION OF TRUST	9

2.01 Trust Agreement	9
2.02 Initial Contribution	9
2.03 Name of Fund	9
2.04 Use of Name	9
2.05 Head Office	10
2.06 Nature of the Fund	10
2.07 Liability of Unitholder	10
2.08 Contracts of the Fund	10

ARTICLE III ISSUE OF UNITS	11

3.01 Units	11
3.02 Special Voting Unit	11
3.03 Limit of Issue	12
3.04 Form and Terms of Units	12
3.05 Ranking of Units	13
3.06 Units Non-Assessable	13
3.07 Fractional Units	13
3.08 Legal Ownership of Assets of the Fund	13
3.09 Purchase of Initial Unit by Fund	14
3.10 Transferability of Units	14
3.11 Rights, Warrants and Options	14

ARTICLE IV INVESTMENTS OF TRUST FUND	14

4.01 Initial Investments	14
4.02 Other Investments	14

ARTICLE V DISTRIBUTIONS	15

5.01 Distributions	15
5.02 Crown Obligations	15
5.03 Income of the Fund	15

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5.04 Method of Payment of Distributions	15
5.05 Distributions Deemed as to Net Income or Capital	15
5.06 Obligations of Corporation	16

ARTICLE VI EXCHANGE OF ROYALTY UNITS	16

6.01 Exchange Right	16
6.02 Exercise of Exchange Right	16
6.03 Issue of Royalty Unit Certificates	17

ARTICLE VII REDEMPTION OF UNITS	18

7.01 Redemption of Units	18
7.02 Payment of Redemption Price	18
7.03 Distribution in Specie	18

ARTICLE VIII APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE	19

8.01 Trustee’s Term of Office	19
8.02 Resignation of Trustee	19
8.03 Removal of Trustee	19
8.04 Appointment of Successor to Trustee	19
8.05 Failure to Appoint Successor	20
8.06 Qualifications of Trustee	20

ARTICLE IX CONCERNING THE TRUSTEE	20

9.01 Powers of the Trustee	20
9.02 Specific Powers and Authorities	20
9.03 Restriction on Powers	24
9.04 Voting of Royalty Units and Common Shares Held by the Fund	24
9.05 Banking	24
9.06 Standard of Care	24
9.07 Fees and Expenses	25
9.08 Limitations on Liability of Trustee	25
9.09 Indemnification of Trustee	25
9.10 Environmental Indemnity	26

ARTICLE X DELEGATION OF POWERS	27

10.01 The Manager	27
10.02 The Corporation	27
10.03 Power of Attorney	28
10.04 Liability of Trustee	28
10.05 Performance of Obligations	28
10.06 Certificate of Compliance	28

ARTICLE XI AMENDMENT	29

11.01 Amendment	29
11.02 Notification of Amendment	29

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ARTICLE XII MEETINGS OF UNITHOLDERS	30

12.01 Annual and Special Meetings of Unitholders	30
12.02 Notice of Meetings	30
12.03 Quorum	30
12.04 Voting Rights of Unitholders	31
12.05 Resolutions Binding the Trustee	31
12.06 Meaning of “Extraordinary Resolution” and “Ordinary Resolution”	32
12.07 Record Date for Voting	33
12.08 Appointment of Inspector	33
12.09 Resolutions in Writing	33

ARTICLE XIII CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS	34

13.01 Nature of Units	34
13.02 Certificates	34
13.03 Contents of Certificate	34
13.04 Registers of Unitholders	35
13.05 Successors of Unitholders	35
13.06 Units Held Jointly or in a Fiduciary Capacity	35
13.07 Performance of Trust	36
13.08 Lost Certificates	36
13.09 Death of a Unitholder	36
13.10 Unclaimed Interest or Distribution	37

ARTICLE XIV TERMINATION	37

14.01 Termination Date	37
14.02 Termination by Trustee with the Approval of Unitholders	37
14.03 Procedure Upon Termination	37
14.04 Powers of the Trustee upon Termination	37
14.05 Sale of Investments	38
14.06 Distribution of Proceeds	38
14.07 Redemption and Termination by Other Disposition	38
14.08 Further Notice to Unitholders	38
14.09 Responsibility of Trustee after Sale and Conversion	39

ARTICLE XV SUPPLEMENTAL INDENTURES	39

15.01 Provision for Supplemental Indentures for Certain Purposes	39

ARTICLE XVI GENERAL	40

16.01 Notices	40
16.02 Failure to Give Notice	40
16.03 Joint Holders	40
16.04 Service of Notice	40
16.05 Information Available to Unitholders	41
16.06 Income Tax: Obligations of the Trustee	41
16.07 Income Tax: Designations	41
16.08 Income Tax Deductions	41
16.09 Fiscal Year	41

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ARTICLE XVII AUDITORS	41

17.01 Qualification of Auditors	41
17.02 Appointment of Auditors	42
17.03 Change of Auditors	42
17.04 Reports of Auditors	42

ARTICLE XVIII MISCELLANEOUS	42

18.01 Successors and Assigns	42
18.02 Counterparts	42
18.03 Severability	42
18.04 Notice to Trustee	42
18.05 Notice to Corporation	43

AMENDED AND RESTATED TRUST INDENTURE – PENGROWTH ENERGY TRUST
     THIS AMENDED AND RESTATED TRUST INDENTURE is made as of the 11th day of June, 2007, and is an amendment and restatement of the Trust Indenture dated December 2, 1988 as amended by successive Supplemental Trust Indentures and other amendments, as previously amended and restated on July 27, 2006.
BETWEEN:
PENGROWTH CORPORATION, a body corporate incorporated under the laws of the Province of Alberta with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation”)
AND
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the “Trustee”)
     WITNESSETH THAT:
     WHEREAS the Corporation has agreed with the Trustee to create and issue Royalty Units pursuant to the Royalty Indenture;
     WHEREAS the Corporation has granted to the Royalty Unitholders the Royalty pursuant to the Royalty Indenture;
     WHEREAS the Corporation desires to create a trust for the purpose of facilitating an indirect investment in Permitted Investments by certain investors;
     WHEREAS for the purpose of settling the Fund, the Corporation has paid to the Trustee an amount of ten dollars in lawful money of Canada;
     WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts subsequently received under this Indenture in trust;
     WHEREAS the Corporation and the Trustee desire that the beneficiaries of the Fund, other than the Corporation with respect to the Initial Contribution, shall be the holders of Units (evidenced by certificates therefor as hereinafter provided);
     WHEREAS it is intended that the Fund shall invest the proceeds of the amounts subscribed for the purchase of Units in Permitted Investments;
     WHEREAS it is desirable that the Fund shall qualify as a “unit trust” and as a “mutual fund trust” under the provisions of subsections 108(2) and 132(6) of the Income Tax Act (Canada) (the “Act”), respectively, and the Corporation shall have the sole responsibility for and intends to use its best efforts to take such action and make such provisions as may be required to effect and maintain such qualification;
     WHEREAS it is intended to offer the Units for sale to members of the public and for that purpose the Corporation and the Fund have caused to be prepared and intend to cause to be filed the Prospectus;
     WHEREAS the Corporation and the Trustee desire to declare the trusts, terms and conditions upon which the Trustee agrees to hold the Initial Contribution and all future property acquired by the Trustee in accordance with this Indenture; and
     WHEREAS the parties hereto desire to set out certain additional agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and the administration of the Fund;
     NOW THEREFORE THIS INDENTURE WITNESSETH that, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee covenants and agrees with the Corporation and the Corporation covenants and agrees with the Trustee as follows:
ARTICLE I
INTERPRETATION
1.01 Definitions
     In this Indenture, the Schedules and the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:
a)	“Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

b)	“Administrator” means the Person referred to in Article X;

c)	“affiliate” has the meaning ascribed thereto in the Securities Act (Alberta);

d)	“Agency Agreement” means an agreement between the Corporation, the Fund and a dealer or underwriter whereby the dealer or underwriter agrees to sell Royalty Units and Units to the public for and on behalf of the Corporation and the Fund and to which others may be a part (the dealer or underwriter being referred to herein as the “Agent”);

e)	“Amended Tax Ruling” means, collectively, the advance income tax rulings dated December 15, 1988 and December 15, 1998 received by legal counsel to the Corporation and the Fund from the Canada Customs and Revenue Agency (formerly named Revenue Canada);

f)	“ARC” has the meaning ascribed thereto in the Royalty Indenture;

g)	“Applicable Exchange” means the exchange designated by the Directors from time to time;

h)	“associate” has the meaning ascribed thereto in the Securities Act (Alberta);

i)	“Auditors” means KPMG LLP or such other firm of chartered accountants as may be appointed as auditor or auditors of the Fund, by or in accordance with Article XVII;

j)	“Available Redemption Funds” means, in respect of the Redemption Payment Date, the sum of:
i)	all amounts received by the Fund in respect of the distributions on or in respect of the Royalty Units since the immediately preceding Redemption Payment Date, and
ii)	all other income received by the Fund since the immediately preceding Redemption Payment Date,

less the sum of
iii)	without duplication, all expenses paid or incurred in respect of the administration of the Fund, including without limitation the fees earned by the Trustee in connection with the administration of its duties hereunder or under the Royalty Indenture, incurred since the immediately preceding Redemption Payment Date;
k)	“Business Day” means any day other than a day on which the main office of the Trustee in the City of Calgary is not open for business;
l)	“Class A Units” means the Class A Trust Units of the Fund, created, issued and certified hereunder which, other than those Class A Units for which an election and Unitholder’s Declaration was provided, shall be converted to Trust Units at the Reorganization Time in accordance with, and subject to the exceptions set out in, Schedule “C” hereof;
m)	“Class B Units” means the Class B Trust Units of the Fund, created, issued and certified hereunder which, at the Reorganization Time, shall be renamed as Trust Units in accordance with Schedule “C” hereof;

n)	“Closing Market Price” means in respect of the Trust Units:
i)	the amount equal to the closing price of the Trust Units on the Applicable Exchange if there was a trade on such date;
ii)	if the Applicable Exchange does not provide for a closing price for the Trust Units, an amount equal to the average of the highest and lowest prices of the Trust Units on the Applicable Exchange if there was trading on such date; or
iii)	if there was not trading on such date, the average of the last bid and last ask prices of the Trust Units on the Applicable Exchange;

o)	“Counsel” means a law firm (who may be counsel to the Corporation) acceptable to the Trustee;
p)	“Date of Closing” means the day that may be agreed upon by the Corporation, the Trustee and the Agent upon the closing of any authorized issuance of Royalty Units and/or Units pursuant to an Agency Agreement and the “Original Date of Closing” means the “Date of Closing” with respect to the first issuance of Units pursuant to this Trust Indenture;
q)	“Directors” means the board of directors of the Corporation;
r)	“Distributable Cash” means, for any particular period, all income received by the Trustee on behalf of the Unitholders in respect of the Trust Fund, including without limitation, (a) all amounts received by the Trustee in respect of a Royalty, (b) all ARC received by the Trustee on behalf of the Fund, and (c) all other income received by the Trustee from the investments of the Trust Fund, less the sum of (i) all Reimbursed Crown Charges paid by the Fund by way of set off or otherwise, (ii) any other amounts (including without limitation, taxes) required by law to be deducted, withheld or paid, and (iii) without duplication of any other amount already deducted from the Royalty or otherwise in determining Distributable Cash, all general and administrative expenses, management fees, debt repayments and/or other expenses of the Fund;
s)	“Exchangeable Shares” means shares in the capital of the Corporation, which may be issued from time to time, and including the right to be exchanged by the holder thereof into one or more classes of Units;
t)	“Extraordinary Resolution” has the meaning attributed to it in subsection 12.06(a);
u)	“Fund” means Pengrowth Energy Trust;
v)	“Initial Contribution” means the amount of ten dollars in lawful money of Canada paid by the Corporation to the Trustee on the 2nd day of December, 1988 for the purpose of settling the Fund;
w)	“Initial Unit” means the beneficial interest in the Fund acquired by the Corporation by virtue of making the Initial Contribution;
x)	“Inspector” has the meaning set out in Section 12.08 hereof;
y)	“Management Agreement” means the Amended and Restated Management Agreement made and in force from time to time among the Corporation, the Fund, the Trustee and Pengrowth Management Limited;
z)	“Manager” means the Person referred to in Article X;
aa)	“Market Price” means the amount equal to the simple average of the closing price of the Trust Units for each of the ten trading days on the Applicable Exchange or other market on which the Trust Units are quoted for trading and on which there was a closing price;

provided that if the Applicable Exchange or other market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, then the “closing price” shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the Applicable Exchange or other market for fewer than five of the ten trading days, then the Market Price shall be the simple average of the Closing Market Price on each of the ten trading days;

bb)	“Material Contracts” means this Indenture, the Management Agreement, the Unanimous Shareholder Agreement and the Royalty Indenture;

cc)	“Non-Resident” means a person who is a “non-resident” for the purpose of the Act;

dd)	“Ordinary Resolution” has the meaning attributed to it in subsection 12.06(b);

ee)	“Permitted Investments” means all property, assets and rights which may be held from time to time by a “mutual fund trust” under the provisions of subsection 132(6) of the Act, including without limitation:
i)	the Initial Contribution;
ii)	all funds realized from the sale of Units;
iii)	all Royalty Units from time to time delivered to the Trustee or held for its account;
iv)	all rights in respect of Royalty Agreements or Royalties and other royalties to the extent they are permitted investments of a mutual fund trust under the provisions of subsection 132(6) of the Act;
v)	shares, units, interests and other investments in corporations, partnerships (whether general or limited), trusts and other types of companies, associations, entities and ventures;

vi)	debt or debt instruments issued by any issuer;

vii)	rights in and to any real property;

viii)	any proceeds of disposition of any of the foregoing property; and
ix)	all income, interest, profit, gains and accretions and additional rights arising from or accruing to such foregoing property or such proceeds of disposition;
ff)	“Person” includes any natural person, corporation, limited partnership, general partnership, joint stock property, joint venture, association, company, limited liability company, trust, bank, trust company or other organization, whether or not a legal entity, and government authority;

gg)	“Prior Trust Units” means the trust units of the Fund currently issued and outstanding not comprising Class A Units or Class B Units, which, at the Reorganization Time, will be converted to Trust Units in accordance with Schedule “C” hereof;

hh)	“pro rata share” of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Units that are outstanding and are owned by that Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Units that are issued and outstanding at that time;

ii)	“Redemption Payment Date” means, in respect of any calendar month in which the Fund receives the redemption request and other documents specified in Section 7.01, the last day of the following month;

jj)	“Redemption Price” means the lesser of: (i) 95% of the Market Price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Class A Units or Trust Units are surrendered for redemption; and (ii) the Closing Market Price on the principal market on which the Trust Units are quoted for trading on the date that the Class A Units or Trust Units are surrendered for redemption;

kk)	“Reimbursed Crown Charges” has the meaning ascribed thereto in the Royalty Indenture;

ll)	“Reorganization Time” means 5:00 p.m. (Calgary time) on July 27, 2006;

mm)	“Replacement Properties” has the meaning ascribed thereto in the Royalty Indenture;

nn)	“Royalty” means the interest in the Royalty Income held by the Trustee on behalf of the Unitholders pursuant to a Royalty Agreement whether by virtue of holding Royalty Units or otherwise;

oo)	“Royalty Agreements” means the Royalty Indenture and subsequent royalty indentures or royalty agreements pursuant to which the Trustee may receive royalty income on behalf of the Unitholders;

pp)	“Royalty Income” in respect of income to the Trustee on behalf of the Unitholders arising in respect of the Royalty Indenture has the meaning attributed thereto in the Royalty Indenture, and in respect of income arising under a Royalty Agreement other than the Royalty Indenture means royalty income arising under such Royalty Agreement;

qq)	“Royalty Indenture” means the Amended and Restated Royalty Indenture between the Corporation, the Trustee on behalf of the Royalty Unitholders and the Trustee on behalf of the Unitholders providing for the creation of the Royalty and issue of the Royalty Units;

rr)	“Royalty Unit Certificates” means definitive certificates evidencing Royalty Units;

ss)	“Royalty Unitholders” means the holders from time to time of one or more Royalty Units;

tt)	“Royalty Units” means royalty units of the Corporation issued and certified under the Royalty Indenture;

uu)	“Schedules” means the schedules to this Indenture;

vv)	“Shareholders” means the holders of Shares of the Corporation;

ww)	“Shares” means the shares of the Corporation of any class from time to time outstanding;

xx)	“Special Voting Unit” means the Special Voting Unit of the Fund, if any, for the time being created, issued and certified hereunder;

yy)	“Special Voting Unitholder” means the holder from time to time of the Special Voting Unit;

zz)	“Time of Closing” means 8:00 o’clock in the morning (Calgary time) on the Date of Closing or such other time on such date as the Corporation, the Trustee and the Agents may agree upon;

aaa)	“Trust Fund”, at any time, shall mean the Permitted Investments that are at such time held by the Trustee for the benefit of the Unitholders and for the purposes of the Fund under this Trust Indenture;

bbb)	“Trust Units” means the trust units of the Fund created, issued and certified hereunder, which, at the Reorganization Time, shall be outstanding upon the renaming of the Class B Units as Trust Units and issued upon the conversion of the Prior Trust Units and Class A Units for Trust Units, all in accordance with, and subject to, Schedule “C” hereof;

ccc)	“Unanimous Shareholder Agreement” means the Amended and Restated Unanimous Shareholder Agreement made the date hereof among the Pengrowth Management Limited, the Fund, the Corporation and the Trustee;

ddd)	“Unit Certificate” means the definitive certificate evidencing Units;

eee)	“Unitholder’s Declaration” means a declaration regarding the residency of a Unitholder, any beneficial owner(s) or any other person of whom it is, in the circumstances, reasonable to make such request, made in accordance with Schedule “C” hereof;

fff)	“Unitholders” means the holders from time to time of one or more Units and, for the purposes of Sections 5.06(b), 14.02, 14.03, 14.08, 16.01, 16.02, 16.05, 16.06, 16.07, 16.08, 17.02, 17.03 and 17.04 hereof and Articles XI and XII hereof, and the definitions of “Ordinary Resolution” and “Extraordinary Resolution” herein, Unitholders shall also include the Special Voting Unitholder;

ggg)	“Units” means the units of the Fund created, issued and certified hereunder, including, but not limited to, the Prior Trust Units, the Class A Units, the Class B Units and, after the Reorganization Time, the Class A Units and the Trust Units, provided that the term “Unit” shall not include the Special Voting Unit except where the term “Unit” is used in the definitions of “Ordinary Resolution” and “Extraordinary Resolution” and in Sections 14.02, 14.03, 14.08 and 16.05 hereof and Articles XI and XII hereof;

hhh)	“year” means a calendar year; and

iii)	“this Trust Indenture”, “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this instrument and the Schedules and not to any particular Article, section or portion hereof, and include any and every instrument supplemented or ancillary hereto or in implement hereof.
1.02 Definitions in Royalty Indenture and in Schedules
     Unless the context otherwise requires, where terms defined in the Royalty Indenture are used herein without definition the definitions set out in the Royalty Indenture shall apply to this Indenture.
     Unless the context otherwise requires, where terms defined in the Schedules are used herein without definition the definitions set out in the Schedules shall apply to this Indenture.
1.03 References to Acts Performed by the Fund
     For greater certainty, where any reference is made in this Indenture to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund.
1.04 Gender
     In this Indenture, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number only shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders and words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.
1.05 Headings for Reference Only
     The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.
1.06 Day Not a Business Day
     In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.
1.07 Time of the Essence
     Time shall be of the essence in this Indenture.
1.08 Governing Law
     This Indenture and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto do hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.
1.09 References
     Unless otherwise specified herein, reference herein to any contract, agreement, legislation, regulation or rule shall be a reference to such contract, agreement, legislation, regulation or rule as amended from time to time.
ARTICLE II
DECLARATION OF TRUST
2.01 Trust Agreement
     The Trustee hereby declares that it agrees to, and agrees with the Corporation that it will, hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.
2.02 Initial Contribution
     The Corporation hereby pays the Initial Contribution to the Trustee for the purpose of settling the Fund.
2.03 Name of Fund
     The Fund shall be known and designated as “Pengrowth Energy Trust” and, whenever lawful and convenient, the affairs of the Fund shall be conducted and transacted under that name.
2.04 Use of Name
     If the Trustee determines that the use of the name “Pengrowth Energy Trust” is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Fund as it deems appropriate and the Fund may hold property and conduct its activities under such other designation or name.

2.05 Head Office
     The head office of the Fund hereby created shall be located at Suite 2900, 240 — 4th Avenue S.W., Calgary, Alberta, T2P 4H4, or such other place or places as the Trustee may from time to time designate.
2.06 Nature of the Fund
     The Fund is an unincorporated investment trust established for the purpose of purchasing, holding and dealing with Permitted Investments. The Fund is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any Person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Fund and their rights shall be limited to those conferred upon them by this Trust Indenture.
2.07 Liability of Unitholder
     No Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with Fund property or the obligations or the affair of the Fund nor shall any Unitholder be liable to indemnify the Trustee or any other Person with respect to any such liability or liabilities and all such Persons shall look solely to the Fund property for satisfaction of claims of any nature arising out of or in connection therewith and the Fund property only shall be subject to levy or execution.
2.08 Contracts of the Fund
     Every contract entered into by or on behalf of the Fund, whether by the Trustee, the Manager, the Administrator or otherwise, shall (except as the Trustee, the Manager or the Administrator may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:
“The parties hereto acknowledge that the (Trustee) (Manager) (Administrator) is entering into this agreement solely in its capacity as (Trustee) (Manager) (Administrator) on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the (Manager) (Trustee) (Administrator) or any of the Unitholders of the Fund and that any recourse against the Fund the (Trustee) (Manager) (Administrator) or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from matters to which this agreement relates, in any way, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.”

     The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Manager, the Administrator or any Unitholder.
ARTICLE III
ISSUE OF UNITS
3.01 Units
     The beneficial interests in the Fund shall be divided into interests of one or more class, described and designated as Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to a given class of Units as set out in the Schedules to this Indenture, and which may be represented by installment receipts. Subject to subsection 104(7.1) of the Act, the Fund shall be entitled to issue Units in different classes with each class having the rights, conditions and privileges attached thereto as determined by the Directors of the Corporation at the time of issuance provided that the Fund shall have obtained such opinions or advice as the Directors may consider appropriate from legal, accounting or investment advisors to the effect that the issuance of different classes of Units will not materially adversely affect existing Unitholders nor adversely affect the application of the Amended Tax Ruling.
     The Fund shall have two classes of Units, consisting of the Class A Units and the Trust Units, each such class shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and, in the case of the Class A Units, as supplemented or amended by the rights, limitations, restrictions and conditions set out in Schedule “A” and in the case of the Trust Units as supplemented or amended by the rights, limitations, restrictions and conditions set out in Schedule “B”. The provisions of Schedules “A”, “B” and “C” shall take precedence over any provision to the contrary in this Indenture.
3.02 Special Voting Unit
     In addition to the Units, the Fund may issue the Special Voting Unit which, notwithstanding anything contained in this Indenture, shall have the following rights, privileges, restrictions and conditions:
a)	the Special Voting Unit shall entitle the registered holder thereof at the record date for any meeting of Unitholders to a number of votes equal to the number of outstanding Exchangeable Shares (excluding Exchangeable Shares held by the Fund and its Subsidiaries) at such meeting;
b)	the Special Voting Unit shall not entitle the holder thereof to participate in distributions from the Fund;
c)	the Special Voting Unit shall not be subject to redemption by the Fund until such time as there are not Exchangeable Shares outstanding which are not owned by the Fund or its subsidiaries, and thereafter may be redeemed at any time by the Fund upon giving 30 days’ written notice to the Special Voting Unitholder at the address of the holder set forth in the register of the Fund and payment of the redemption price in respect of the Special Voting Unit of $1.00; and
d)	upon the termination or other winding-up of the Fund, the holder of the Special Voting Unit on the effective date of termination or other winding-up of the Fund shall be entitled, in priority to any distribution to the holders of the Units and the holders of any other class or series of units of the Fund ranking junior to the Special Voting Unit, and after the distribution to the holders of any class or series of units of the Fund ranking senior to the Special Voting Unit, to the amount of $1.00, and thereafter the holder of the Special Voting Unit shall not be entitled to any further participation in the assets of the Fund, and no distribution of any assets of the Fund or any Distributable Cash shall be made to the holder of the Special Voting Unit.
     Notwithstanding anything contained in this Indenture, no amendment to the foregoing rights, privileges, restrictions and conditions attaching to the Special Voting Unit shall be effective unless such amendment is consented to by the holder of the Special Voting Unit.
3.03 Limit of Issue
     The aggregate number of Units which may be authorized and issued hereunder is limited to 500,000,000 Units.
3.04 Form and Terms of Units
a)	Units are issuable only in fully registered form, evidencing Units authorized pursuant to Section 3.03, shall forthwith be executed by the Corporation and delivered to the Trustee and shall thereupon be certified by and on behalf of the Trustee and shall be delivered by the Trustee to or upon the written order of the Corporation.
b)	Pursuant to the Agency Agreement, the Agents thereunder are to be appointed as the exclusive agents for the Corporation to solicit purchasers of the Units. The Units are to be offered for sale in those jurisdictions in Canada, or elsewhere, in which all legal requirements and requirements or restrictions hereunder for the distributions of Units have been fulfilled.
c)	The closing of the sale of Units shall take place at the Time of Closing at the place or places stipulated in the Agency Agreement.
d)	The definitive forms of the Unit Certificates and the certificate of the Trustee endorsed thereon shall be in the English language only, shall be in the forms set forth in the Schedules hereto, shall be dated as of the Date of Closing (including all replacements issued in accordance with this Indenture), shall include such distinguishing letters and numbers as the Corporation, with the approval of the Trustee, may prescribe, and shall be issuable in whole unit denominations.
e)	Notwithstanding the foregoing and notwithstanding Article XIII hereof, Pengrowth may maintain a registry of security holders or may appoint the Trustee to maintain a register of security holders and all Persons named on such register shall be Unitholders for all of the purposes hereof, including, without limitation, the payment of distributions in respect of the number of Trust Units specified in such register. The inclusion of Trust Units from certificate form onto such register and the transfer of Trust Units on such register shall be permissible in accordance with the requirements established by the Administrator and/or the Trustee from time to time.
3.05 Ranking of Units
     Each Unit represents an equal fractional undivided beneficial interest in the Trust Fund provided however that the Directors of the Corporation may cause the issuance of classes of Units in addition to the Class A Units and Trust Units and set priorities in respect of capital and income for such classes as among the Class A Units, the Trust Units and such additional class or classes.
     As regards the Class A Units and the Trust Units, the Directors of the Corporation shall not authorize or permit to occur any i) Unit subdivision or other change of one such class of Units into a greater number of Units, ii) consolidation, reduction or combination of Units of one such class into a lesser number of Units (other than in connection with a normal course issuer bid applicable to only one such class of Units), iii) issuance of Units to all or substantially all holders of outstanding Units of one such class as a dividend or distribution, iv) issuance of rights, options or warrants to all or substantially all of the holders of outstanding Units of one such class to purchase Units of such class or other securities convertible into or exchangeable for Units of such class, or v) otherwise effect any similar transaction or change to the Units of one such class unless an equivalent transaction or change is made to the Units of the other class so that, except as specifically differentiated pursuant to Schedules A and B hereto, the equal ranking of the Class A Units and Trust Units per this Section 3.05 is at all times maintained.
3.06 Units Non-Assessable
     No Units shall be issued other than as fully paid and non-assessable provided, however, that Units may be issued and sold on an installment basis, and in such case the Fund may take a security interest in any Units so issued as security for unpaid installments. No Person shall be entitled, as a matter of right, to subscribe for or purchase any Unit except in accordance with the provisions hereof. There are no pre-emptive rights attaching to the Units.
3.07 Fractional Units
     Fractional Units may be issued.
3.08 Legal Ownership of Assets of the Fund
     The legal ownership of the assets of the Fund and the right to manage the investments of the Fund are vested exclusively in the Trustee, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust Fund conferred by their Units issued hereunder and they shall have no right to compel any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Fund. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Fund.

3.09 Purchase of Initial Unit by Fund
     On the Original Date of Closing, the Fund will purchase the Initial Unit from the Corporation, and the Corporation shall sell the Initial Unit to the Fund, for a purchase price of ten dollars in lawful money of Canada and, upon the completion of such purchase and sale, the Initial Unit shall thereupon be canceled and shall be no longer outstanding for any of the purposes of this Indenture.
3.10 Transferability of Units
     The Units are transferable, subject to any restriction placed upon a given class of Units in a Schedule to this Indenture.
3.11 Rights, Warrants and Options
     The Trustee may create and issue rights, warrants or options to subscribe for Units, which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. Any rights, warrants or options so created may be issued for no consideration or for such consideration as the Trustee may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder.
ARTICLE IV
INVESTMENTS OF TRUST FUND
4.01 Initial Investments
     The Trustee shall invest the net proceeds from the sale and issuance of the Units in Permitted Investments.
4.02 Other Investments
     Any funds within the Trust Fund that are not required to be distributed to Unitholders shall be used by the Trustee on behalf of the Unitholders only to acquire Permitted Investments as directed by the Manager in writing from time to time or, in the absence of such direction, shall be deposited by the Trustee on behalf of the Unitholders and the Trustee is hereby authorized to invest such monies in debt obligations of or guaranteed by the Government of Canada or a province of Canada and in short term paper and certificates of deposit issued or guaranteed by a Canadian chartered bank whose securities are listed and posted for trading on The Toronto Stock Exchange or the Province of Alberta Treasury Branches and in an interest-bearing account in a Canadian chartered bank whose securities are listed and posted for trading on The Toronto Stock Exchange or in an interest bearing account of the Trustee or the Province of Alberta Treasury Branches provided that under no circumstances shall the Trustee purchase any investment which is defined as “foreign property” under any provision of the Act without obtaining from the Corporation an appropriate tax opinion or other advice that such acquisition will not adversely effect the Amended Tax Ruling and at no time will the cost amount to the Fund of all foreign property held by it exceed the amount prescribed by regulation 5000 to the regulations to the Act.

ARTICLE V
DISTRIBUTIONS
5.01 Distributions
     Subject to Section 5.03, the Trustee shall distribute the Distributable Cash on:
a)	the 15th day of each February, May, August and November in each year; or
b)	if so directed by the Directors of the Corporation, on the 15th day of each calendar month;
to Unitholders of record as of the close of business on the tenth Business Day preceding the then current distribution date, or such other date as determined by the Directors (each, a “Record Date”) in accordance with the pro rata share of each Unitholder (provided that the Trustee may deduct or withhold amounts required by law from any Unitholders’ distributions). A Unitholder shall have the right to enforce the payment of its share of such distributions on any such distribution date.
5.02 Crown Obligations
     The Trustee shall be obligated to (i) apply for ARC, and (ii) reimburse the Corporation for Reimbursed Crown Charges paid by the Corporation except to the extent that the Corporation has elected to waive its right to reimbursement, in accordance with the Royalty Indenture.
5.03 Income of the Fund
     The net proceeds from any sale of the Royalty, if and when distributed by the Corporation to, and received by, the Trustee pursuant to the Royalty Indenture, shall be included in Distributable Cash.
5.04 Method of Payment of Distributions
     All distributions shall be calculated in Canadian currency. A distribution in respect of a Unit shall be paid by cheque to the order of the Person in whose name the Unit is registered and mailed by ordinary mail, postage prepaid to such Person at his last address appearing on the register of Unitholders on the applicable Record Date. The forwarding of such cheque shall satisfy and discharge the liability for a distribution to the extent of the sums represented thereby (plus the amount of any tax deducted) unless such cheque shall not be paid on presentation; provided that if such cheque is not received by the registered Unitholder, or is lost or destroyed, the Trustee (upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it) shall issue or cause to be issued to such registered Unitholder a replacement cheque in the same amount.
5.05 Distributions Deemed as to Net Income or Capital
     All distributions made in respect to Units shall be deemed to be made first from the net income of the Fund, if any, as of the Record Date to which the distribution relates provided however that the directors of the Corporation may cause the issuance of Units of different classes with different priorities as to the receipt of net income or capital from the Fund, subject to subsection 104(7.1) of the Act. The net income of the Fund or the repayment of capital from the Fund shall be allocated, as the case may be, for the purpose of the Act, to the Unitholders of each class of Units in accordance with the pro rata share of each Unitholder in the Trust in such class on the Record Date.
5.06 Obligations of Corporation
a)	On the dates in each year in which the Directors of the Corporation elect to make Cash Distributions in accordance with section 1.01(j) of the Royalty Indenture, the Corporation will furnish or cause to be furnished to the Trustee and to the Royalty Unitholders or Unitholders of record on the tenth Business Day immediately preceding each of such dates, on behalf of the Trustee, payment to each Unitholder of his respective share of the Cash Distribution plus ARC, plus any interest earned by the Fund.
b)	Not later than 140 days after December 31, 2003 and not later that 90 days after December 31 in each calendar year thereafter, the Corporation will forward to the Trustee and to the Unitholders of record consolidated annual financial statements of the Fund. The Corporation will also forward the interim consolidated unaudited financial statements of the Fund to the Trustee and to the Unitholders of record within the periods prescribed by applicable corporate and securities legislation, if it is not exempted from such reporting requirements.
ARTICLE VI
EXCHANGE OF ROYALTY UNITS
6.01 Exchange Right
     A holder of Royalty Units (other than the Trustee) shall have the right, at his option, to exchange any or all such Royalty Units for a number of Trust Units having a value on the date of exchange equal to the value of such Royalty Units as conclusively determined by the Corporation. Such exchange may be made at any time so long as there are Trust Units outstanding, and subject to the foregoing, such exchange shall occur on the terms and conditions set forth below and in the Royalty Indenture.
6.02 Exercise of Exchange Right
a)	The Corporation, on behalf of the Fund, may establish a form of Royalty Unit exchange form (a “Royalty Unit Exchange Form”) to be submitted to the Fund and to the transfer agent of the Fund by any holder of Royalty Units that wishes to exchange such Royalty Units for Trust Units which Royalty Unit Exchange Form shall require the holder to elect and indicate irrevocably:
i)	the number of Royalty Units the holder wishes to exchange;
ii)	the number of Trust Units the holder wishes to receive upon the exchange;

b)	The holder of Royalty Units desiring to exchange such Royalty Units in whole or in part for Trust Units shall surrender his Royalty Unit Certificate to the Trustee at its principal office in any of the cities of Calgary, Vancouver or Toronto, together with a completed Royalty Unit Exchange Form, or any other written notice or form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to exchange such Royalty Units in accordance with the provisions of this Article and the Royalty Indenture. Thereupon such Royalty Unitholder and/or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled:
i)	to be entered in the books of the Fund as at the Date of Exchange (or such later date as is specified in subsection 6.02(c)) as the holder of the number of Trust Units into which such Royalty Units are exchangeable in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trustee shall deliver to such Royalty Unitholder and/or, subject as aforesaid, his nominee(s) or assignee(s) a Unit Certificate or Certificates for such Units; and
ii)	to receive from the Trustee a Royalty Unit Certificate representing those Royalty Units (if any) which were not exchanged for Trust Units.
Thereupon, the Trustee shall be entitled to be entered into the books of the Corporation as the holder of the number of Royalty Units which are so exchanged.
c)	For the purposes of this Article, Royalty Units shall be deemed to be surrendered for exchange on the date (herein called the “Date of Exchange”) on which they are so surrendered in accordance with the provisions of this Article and, in the case of Royalty Units surrendered by post or other means of transmission, on the date on which they are received by the Trustee at one of its offices specified in subsection 6.02(b); provided that if Royalty Units are surrendered for exchange on a day which is not a Business Day, the Person entitled to receive Trust Units shall become the holder of record of such Trust Units as at the date on which such registers are next reopened.
6.03 Issue of Royalty Unit Certificates
     All Royalty Unit Certificates representing Royalty Units exchanged under the provisions of this Article shall be forthwith delivered to and, if necessary, cancelled and destroyed by the Trustee and Royalty Unit Certificates representing the Royalty Units exchanged for Trust Units shall be delivered to or, if necessary, issued to the Trustee as trustee under the Trust Indenture. Royalty Unit Certificates representing the Royalty Units not so exchanged shall be issued to the Royalty Unitholder.

ARTICLE VII
REDEMPTION OF UNITS
7.01 Redemption of Units
     Units are redeemable at any time on demand by the Unitholder upon delivery to the Fund of the Unit Certificate or Certificates representing such Units accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund all rights to and under the Units tendered for redemption shall be surrendered to the Fund free and clear of all liens and encumbrances and the Unitholder shall be entitled to receive the Redemption Price, subject to Sections 7.02 and 7.03.
7.02 Payment of Redemption Price
     The aggregate cash Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month shall be paid from Available Redemption Funds and be satisfied by way of a cash payment on the Redemption Payment Date; provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations and conditions that: (i) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $25,000, provided that such limitation may be waived at the discretion of the Directors of the Corporation; (ii) at the time such Units are tendered for redemption such Trust Units of the Fund shall be listed for trading on a stock exchange or traded or quoted on any other market which the Directors of the Corporation consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that the Units are surrendered for redemption or for more than five trading days during the ten day trading period commencing immediately after the date on which the Units are surrendered for redemption.
7.03 Distribution in Specie
     If a Unitholder is not entitled to receive the cash Redemption Price as a result of the limitation set out in section 7.02, then the Redemption Price for such Units shall be the fair market value thereof as determined by the Directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets (excluding facilities, pipelines or other assets associated with oil and natural gas production) held by the Fund at such time. No fractional securities will be distributed and where the number of securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all redemption proceeds or distributions paid or declared payable on the Units on or before the date of the distribution in specie. The holders of securities will be subject to the provisions of all agreements that relate to such securities.

ARTICLE VIII
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE
8.01 Trustee’s Term of Office
     Subject to Sections 8.02 and 8.03, Computershare Trust Company of Canada is hereby appointed for an initial term of office which shall expire immediately upon the second annual meeting of Unitholders. Thereafter, a decision to reappoint, or to appoint a successor to, a Trustee shall be made at each second annual meeting of Unitholders following any reappointment or any appointment is made. Any such reappointment or appointment shall be made either by a resolution approved by a majority of the votes cast at such meeting of Unitholders or shall be made in the manner set out in Section 8.04 and 8.05. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 8.04 or 8.05.
8.02 Resignation of Trustee
     The Trustee may resign from the office of Trustee hereunder on giving not less than 60 days’ notice in writing delivered to the Corporation but no such resignation shall be effective until the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee.
8.03 Removal of Trustee
     The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 8.06 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing its responsibilities under this Indenture. The Trustee may be removed at any time for any other reason if such removal of the Trustee is approved by an Extraordinary Resolution of Unitholders at a meeting duly called for that purpose. No decision to remove a Trustee under this Section 8.03 shall become effective until the appointment of, and acceptance of such appointment by, a new Trustee under Section 8.04 or Section 8.05 in the place of the Trustee to be removed.
8.04 Appointment of Successor to Trustee
a)	The Corporation may appoint a successor to any Trustee who has been removed by the Corporation under Section 8.03. In the event of any removal or resignation of a Trustee, the Corporation shall promptly appoint a successor or promptly recommend a successor for appointment by Unitholders.
b)	A successor to a Trustee whose term of office has expired and who has not been reappointed under Section 8.01, who has resigned under Section 8.02 or who has been removed at a meeting of Unitholders under Section 8.03 may be appointed by a resolution passed by a majority of the votes cast at a meeting of Unitholders duly called for that purpose.
c)	When a successor to a Trustee has been appointed under subsection 8.04(a) or under subsection 8.04(b) in consequence of the resignation or the removal of the Trustee, the successor to such Trustee shall hold office only for the balance of the term of office of such Trustee.
8.05 Failure to Appoint Successor
     In the event that no successor to a Trustee whose term of office has expired, who has delivered a notice of resignation in accordance with Section 8.02, or who has received notice of removal in accordance with Section 8.03, has accepted an appointment under Section 8.01 or 8.04 within 60 days after the expiration of such term or the delivery of such notice, the Trustee or the Corporation may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee to hold office for the term referred to in Section 8.01 or 8.04, as the case may be. The appointment of such successor by such court shall not require the approval of Unitholders.
8.06 Qualifications of Trustee
     The Trustee and any successor to the Trustee appointed under this Article VIII shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be resident in Canada for the purpose of the Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company, must not be an Affiliate of the Corporation and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.
ARTICLE IX
CONCERNING THE TRUSTEE
9.01 Powers of the Trustee
     Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the assets of the Fund, any and all rights, powers and privileges that could be exercised by a beneficial owner thereof.
9.02 Specific Powers and Authorities
     Subject only to the express limitations contained in this Indenture and in addition to any powers and authorities conferred by this Indenture or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by it in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

a)	to review and accept subscriptions for Units received by the Fund and to issue Units pursuant thereto;
b)	to issue the Special Voting Unit;
c)	to subscribe for Royalty Units of the Corporation;
d)	to issue Units in exchange for Royalty Units tendered to the Trustee in accordance with Article VI;
e)	to maintain records and provide timely reports to Unitholders;
f)	to effect payment of the cash distributions, special distributions, interest income and to file for and collect ARC, on behalf of the Fund and the Unitholders;
g)	to deposit funds of the Fund in interest-bearing accounts in banks, trust companies, the Province of Alberta Treasury Branches and other depositories, including the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;
h)	to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any mortgages, or securities, issued or created by, or interest in, any Person, forming part of the assets of the Fund, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;
i)	where reasonably required, to engage or employ any Persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;
j)	except as prohibited by law, to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Trustee except as provided in this Indenture;
k)	to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Fund, the assets of the Fund or the Fund’s affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

l)	to arrange for insurance contracts and policies insuring the assets of the Fund against any and all risks and insuring the Fund and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustee or Unitholders;
m)	to cause legal title to any of the assets of the Fund to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Fund or Trustee is interested therein, provided however that should legal title to any of the assets of the Fund be held by and/or in the name of any Person or Persons other than the Trustee, the Trustee shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;
n)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Indenture;
o)	to use its best efforts to ensure that the Fund complies at all times with the requirements of subsections 108(2) and 132(6) of the Act;
p)	to acquire facilities, pipelines or other assets associated with oil and natural gas production, provided they are permitted investments of a “mutual fund trust” under the provisions of subsection 132(6) of the Act;
q)	to purchase, otherwise acquire, hold, sell, dispose of, or otherwise deal with any and all Permitted Investments;
r)	to borrow, incur indebtedness or give a guarantee on behalf of the Fund or any other Person;
s)	to cause the Fund, to the extent of the Trust Fund, to indemnify those directors of the Corporation which the Unitholders cause to be elected to the board of directors of the Corporation in accordance with the terms of the Unanimous Shareholder Agreement;
t)	to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Fund, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more Persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of the Corporation be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

u)	when reasonably required, to engage or employ any Persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;
v)	to accept, hold, renew or extend or participate in the acceptance, holding, renewal or extension of any security upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; to waive any default in the performance of any covenant or condition of any security or in the performance of any guarantee, or to enforce the rights in respect of any such default in such manner and to such extent as it may deem advisable; to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying any consideration therefor and in connection therewith to relieve the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;
w)	to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;
x)	except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation, the Manager or any one or more agents, representatives, officers, employees, independent contractors or other Persons without liability to the Trustee except as provided in this Trust Indenture;
y)	to charge, pledge, mortgage, hypothecate or grant any security interest over or with respect to all or any assets of the Fund as may be requested from time to time by lenders in respect of borrowings required by the Fund or the Corporation;
z)	to accept subscriptions for Units received by the Fund and to issue additional Units and the Special Voting Unit from time to time in accordance with offering documents and/or as provided in this Trust Indenture, as directed by the Directors of the Corporation and, on the request of the Manager therefor, in satisfaction of the obligation to issue Units to the Manager as compensation as provided for in the Management Agreement; and
aa)	to enter into a subordination agreement with any lender or lenders to the Corporation pursuant to which the Fund agrees to subordinate its right to be paid the Royalty by the Corporation to the right of any such lender or lenders to be paid obligations owing to it by the Corporation, and which agreement may further provide, without limitation, that in the event of a default by the Corporation to any of its lenders, including any such default in connection with credit facilities, swap or hedging agreements or otherwise, the Corporation will not make any further payments in respect of the Royalty to the Fund, or that the Fund will not make any further distributions to Unitholders, or that in the event any such lenders realize against the assets of the Corporation (including, without limitation, Properties) in connection with collecting upon any of the obligations owing by the Corporation to any of such lenders, whether pursuant to any security granted by the Corporation or otherwise, the Trustee shall release the Royalty on the assets realized upon and the lenders shall be entitled to realize on the assets of the Corporation free and clear of the Royalty.
9.03 Restriction on Powers
a)	Notwithstanding the foregoing, the Trustee may not under any circumstances whatsoever sell, assign or otherwise dispose of any Royalty Units without the approval of the Unitholders by Extraordinary Resolution at a meeting of Unitholders called for that purpose.
b)	In respect of any obligations that the Fund is required to assume, the Trustee will use its best efforts to ensure that these are in writing and contain provisions to exempt the Unitholders from any liability thereunder and to limit any such liability in respect of Fund assets.
9.04 Voting of Royalty Units and Common Shares Held by the Fund
     All Royalty Units and Shares held from time to time by the Trustee as part of the property of the Fund shall be voted by the Trustee at any and all meetings of the Royalty Unitholders or any and all meetings of the Shareholders. The Trustee shall be required to seek the direction of the Unitholders prior to voting such Royalty Units or Shares at any and all meetings of the Royalty Unitholders or Shareholders.
9.05 Banking
     The banking business of the Fund, or any part thereof, shall be transacted with such bank, trust company (including the Trustee), Province of Alberta Treasury Branches or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Fund’s behalf by such one or more officers of the Trustee and/or other Persons as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund’s accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for and orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such banker to do any act or thing on the Fund’s behalf to facilitate such banking business.
9.06 Standard of Care
     Subject to Article X hereof, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Fund.
9.07 Fees and Expenses
     The Trustee shall be entitled to receive from the Corporation such fees as may be agreed upon from time to time by the Manager and the Trustee. If the Trustee is affiliated with the Manager, the Trustee shall not be entitled to receive any fees for its services as Trustee and shall not be entitled to reimbursement from the Corporation of any of its expenses incurred in acting as Trustee. As part of general and administrative costs, the Corporation on behalf of the Trustee may pay or cause to be paid reasonable expenses incurred in connection with the administration and management of the Fund, including without limitation fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. The Corporation on behalf of the Trustee may pay or cause to be paid brokerage commissions at prevailing rates in receipt of the acquisition and disposition of any securities acquired or disposed of by the Fund to brokers.
9.08 Limitations on Liability of Trustee
     The Trustee, its officers and agents shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any security, for the disposition of monies or securities, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under this Indenture, the Royalty Indenture, the Unanimous Shareholder Agreement, the Management Agreement and the Agency Agreement) except in cases of willful misfeasance, bad faith, negligence or disregard of its obligations and duties or for a breach of its duties and responsibilities and its standard of care, diligence and skill as set out in Section 9.06. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Indenture or under the Royalty Indenture, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Indenture and the Royalty Indenture, including, without limitation, the standard of care, diligence and skill set out in Section 9.06 hereof, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor.
9.09 Indemnification of Trustee
     The Trustee and each of its officers and agents shall be entitled to be indemnified and reimbursed out of the Trust Fund in respect of any taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee in consequence of its performance of its duties hereunder; provided that the Trustee, its officers, employees or agents shall not be indemnified out of the Trust Fund in respect of unpaid taxes or other governmental charges that arise out of or as a result or in the course of a breach of the standard of care, diligence and skill of the Trustee under Section 9.06. The Trustee or such officer or agent shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Fund, and no Unitholder shall be personally liable to any Person with respect to any claim for such indemnity or reimbursement as aforesaid.
9.10 Environmental Indemnity
     The Fund (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the “Indemnified Parties”) against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred as a result of:
a)	the administration of the Fund created hereby, or
b)	the exercise by the Trustee of any rights or obligations hereunder, and which result from or relate, directly or indirectly, to,
c)	the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of any assets of the Corporation, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Fund or the Manager, or of a previous owner or operator of an asset,
d)	any contaminant present on or released from any property adjacent to or in the proximate area of an asset,
e)	the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order rule or permit by the Fund or the Manager or an owner or operator of an asset, or
f)	any misrepresentation or omission of a known fact or condition made by the Manager or the Corporation relating to an asset.
     For purposes of this Section 9.10, “liability” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

     Notwithstanding the foregoing, the Fund shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, willful default or fraud of the Indemnified Party.
ARTICLE X
DELEGATION OF POWERS
10.01 The Manager
     Except as prohibited by law, the Trustee may grant or delegate to a Person or Persons (the “Manager” or “Administrator” as the case may be) such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant to the Manager or Administrator the broad discretion and authority to administer and regulate the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Trustee and to make decisions which conform to general policies and general principles established hereunder or previously established by the Trustee. The Trustee may enter into a contract or contracts with the Manager or Administrator relating to the Manager or Administrator’s authority, term of appointment, compensation and any other matters deemed desirable by the Trustee and the Corporation. The Corporation, the Trustee, Pengrowth Management Limited and the Fund shall enter into the Management Agreement pursuant to which Pengrowth Management Limited shall be appointed “Advisor” and assigned certain duties of the Manager.
10.02 The Corporation
     Pursuant to its ability to delegate in accordance with Section 10.01, the Trustee hereby delegates to the Corporation as administrator (the “Administrator”) responsibility for:
a)	any and all matters relating to an offering of Units to prospective Unitholders including:
i)	ensuring compliance with all applicable laws;
ii)	all matters relating to the content of any documents prepared and issued in respect of such offering, the accuracy of the disclosure contained therein, and the certification thereof;
iii)	all matters concerning the terms of and amendment from time to time of the Material Contracts and all other instruments, documents and agreements to be executed by the Fund pursuant to or in furtherance of transactions; and
iv)	all matters concerning any Agency Agreement providing for the sale of Units or rights to acquire Units;
b)	any and all matters and decisions relating to ensuring that the Fund complies at all times with the requirements of subsections 108(2) and 132(6) of the Act or similar or successor provisions thereto;

c)	any and all matters and decisions relating to the acquisition of facilities, interests or royalty interests or other assets by the Fund; and
d)	the determination of Distributable Cash.
     The Corporation as Administrator accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.
10.03 Power of Attorney
     Without limiting any of the other provisions of this Article X, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Fund all prospectuses, annual information forms, management proxy circulars, other offering documents and any other documents ancillary or similar thereto required to be signed by the Fund from time to time.
10.04 Liability of Trustee
     The Trustee shall have no liability or responsibility for any matters delegated to the Corporation or the Manager hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation or the Manager and in entering into Material Contracts, shall be deemed to have complied with its obligations under Article IX and shall be entitled to the benefit of the indemnity provided in Article IX.
10.05 Performance of Obligations
     In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all obligations of the Manager thereunder or shall be entitled to engage another Person that is duly qualified to perform such obligations.
10.06 Certificate of Compliance
     The Corporation as Administrator shall, and shall cause the Manager to, furnish to the Trustee annually, within 120 days of the fiscal year end of the Fund, a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Administrator and Manager, or such other officers of the Administrator and the Manager as may be acceptable to the Trustee certifying that the Administrator and the Manager are in compliance in all material respects of its covenants, duties or obligations under the Trust Indenture and Royalty Agreements relating to the business and affairs of the Fund, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non compliance.

ARTICLE XI
AMENDMENT
11.01 Amendment
     The provisions of this Indenture except where specifically provided otherwise may only be amended by Extraordinary Resolution. Any of the provisions of this Indenture except where specifically provided otherwise may only be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other Person, for the purpose of:
a)	ensuring that the Fund will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;
b)	ensuring that the Fund will satisfy the provisions of each of subsections 108(2) and 132(6) of the Act;
c)	ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
d)	removing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture and any prospectus filed with any regulatory or governmental body with respect to the Fund, or any applicable law or regulation of any jurisdiction, if, in the opinion of the Trustee, such an amendment will not be detrimental to the interests of the Unitholders; or
e)	making any typographical or other non-substantive changes that Counsel may advise are necessary or desirable and which are not adverse to the interests of the Trustee or the Unitholders for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omission, mistake or manifest error herein or in any supplemental indenture, but notwithstanding the foregoing, no such amendment shall reduce the fractional undivided interest in the Trust Fund represented by any Unit without the consent of the holder of such Unit, and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 11.01 without the consent of the holders of all of the Units then outstanding.
11.02 Notification of Amendment
     As soon as shall be practicable after the making of any amendment pursuant to this Article XI, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE XII
MEETINGS OF UNITHOLDERS
12.01 Annual and Special Meetings of Unitholders
     Annual meetings of the Unitholders shall be held, commencing in 1990, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article XII, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trust and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the votes attaching to all Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place within Alberta as the Trustee shall designate. To the extent permitted by applicable law, meetings of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.
12.02 Notice of Meetings
     Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least twenty one (21) days and not more than fifty (50) days before the meeting. Such notice shall set the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasonable judgment thereon, together with the text of any resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholders (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this paragraph, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.
12.03 Quorum
     At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within one half

(1/2) hour after the time fixed for the holding of such meeting, the meeting shall stand adjourned to such day being not less fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
12.04 Voting Rights of Unitholders
     Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to the number of votes attaching to that class of Unit at any meeting of Unitholders, provided that each Unit shall entitle the holder or holders of that Unit to one vote at any meeting of Unitholders. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Unit is held jointly by several Persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means. To the extent permitted by applicable law, a person entitled to vote at a meeting of Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.
12.05 Resolutions Binding the Trustee
     Unitholders shall be entitled to pass resolutions that will bind the Trustee only with respect to the following matters:
a)	the removal or appointment of the Trustee as provided in Section 8.03 or 8.04;
b)	approval of a change of auditors as provided in Section 17.03;
c)	the appointment of an Inspector as provided in Section 12.08;
d)	consenting to any amendments of this Indenture as provided in Section 11.01;
e)	approval of subdivisions or consolidations of Units;
f)	approval of any resolution of the Trustee to terminate the Fund as provided in Section 14.02;

g)	the sale of the property of the Trust Fund as an entirety or substantially as an entirety;
h)	authorizing and directing the Trustee to commence, defend, adjust or settle suits or legal proceedings in connection with the Fund and to represent the Fund in any such suits or legal proceedings (provided that the Trustee shall be obliged to comply with such authority and requirements only in the event that the Trustee has been provided with reasonable security for the payment of all costs which may be incurred in connection therewith); and
i)	authorizing and directing the Trustee to subordinate its rights to receive Royalty Income and all other sums and to distribute Distributable Cash in circumstances where a default by the Corporation has occurred in respect of any of its obligations to pay any of the Corporation’s lenders, including a default in connection with any credit facility or in connection with any swap or hedging agreement, or to guarantee all or any of the obligations, liabilities or indebtedness of the Corporation to all or any of the Corporation’s lenders, including without limitation in respect of all or any of the obligations, liabilities and indebtedness of the Corporation to any or all of such lenders under, pursuant or relating to any credit facility, swap or hedging agreement or otherwise, or to any other Person or Persons.
Except with respect to the above matters set out in this Section 12.05 no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Actions taken or resolutions passed in respect of matters described in subsection (a), (d), (e), (f), (g), (h) and (i) shall be by Extraordinary Resolution. Any other action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Ordinary Resolution unless the contrary is otherwise expressly provided under any specific provision of this Indenture.
12.06 Meaning of “Extraordinary Resolution” and “Ordinary Resolution”
a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an extraordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of votes attaching to the Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66-2/3% of the votes attaching to the Units represented at the meeting and voted on a poll upon such resolution.
b)	The expression “Ordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an ordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of votes attaching to the Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of more than 50% of the votes attaching to the Units represented at the meeting and voted on a poll upon such resolution.

c)	If, at any such meeting, the holders of 5% of the aggregate number votes attaching to the Units are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.02. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section shall be an Extraordinary Resolution or an Ordinary Resolution within the meaning of this Indenture, as the case may be, notwithstanding that the holders of less than 5% of the aggregate number of votes attaching to the Units then outstanding are present in person or by proxy at such adjourned meeting.
d)	Votes on an Extraordinary Resolution or an Ordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution or an Ordinary Resolution shall be necessary.
12.07 Record Date for Voting
     For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than fifty (50) days and not less than twenty one (21) days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.02.
12.08 Appointment of Inspector
     The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 5% of the number of votes attaching to the Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustee of the responsibilities appointed at such meeting by a resolution approved by a majority of the votes cast at the meeting.
12.09 Resolutions in Writing
     Notwithstanding any other provision of this Indenture, after due and proper prior notice to all Unitholders, a resolution in writing executed by any number of Unitholders at any time shall be as valid and binding for all purposes of this Indenture as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.04 in favour of such resolution at a meeting of Unitholders duly called for the purpose.
ARTICLE XIII
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS
13.01 Nature of Units
     The nature of a Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.06 and 3.08 and the provisions of this Article XIII shall not in any way alter the nature of Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of Unit Certificates evidencing the beneficial ownership of Units and the recording of all such transactions whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other Persons.
13.02 Certificates
     The forms of Unit Certificates representing the classes of Units, other than the form of Unit Certificate representing the Class A Units which is set out in Schedule “D” hereto and the form of Unit Certificate representing the Trust Units which is set out in Schedule “E” hereto, shall be such as is from time to time authorized by the Trustee. Each such Unit Certificate shall be signed manually on behalf of the Trustee. Any additional signature required to appear on such Unit Certificate by the Trustee may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, Unit Certificates so signed are as valid as if they had been signed manually. Any Unit Certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such Unit Certificate.
13.03 Contents of Certificate
     Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:
a)	the name of the Fund and the words “a trust created under the laws of the Province of Alberta by a Trust Indenture dated as of December 2, 1988” or words of like effect;
b)	the name of the Person to whom the Unit Certificate is issued as Unitholder;
c)	the number of Units represented thereby and that the Units represented thereby are fully paid;
d)	subject to subsection 13.03(e), that the Units represented thereby are transferable;

e)	if there are any restrictions on the transferability of such Units, the nature of such restrictions;
f)	if the Units represented thereby are convertible into any other security of the Fund, that such Units are convertible upon the terms set out in this Indenture; and
g)	“The Units represented by this certificate are issued upon the terms and subject to the conditions of the Trust Indenture, which Trust Indenture is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. A copy of the Trust Indenture pursuant to which this certificate and the Units represented thereby are issued may be obtained by any Unitholder on demand and without fee from the head office of the Fund.” or words of like effect.
     Until otherwise determined by the Trustee, each such Unit Certificate shall legibly set forth on the face or the reverse side thereof, inter alia, an appropriate form of notice of exercise of right of redemption.
     The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.
13.04 Registers of Unitholders
     A register or registers shall be kept at the principal corporate trust office of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers and classes of Units held by them, the certificate numbers of the Unit Certificates representing such Units and a record of all redemptions thereof. Only Unitholders whose Unit Certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the Person registered as a Unitholder on the registers of the Fund as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.
13.05 Successors of Unitholders
     Any Person becoming entitled to any Units shall be recorded as the holder of such Units and shall receive a new Unit Certificate therefore upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Unit Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trustee shall have actual or other notice of such death, or other event.
13.06 Units Held Jointly or in a Fiduciary Capacity
     The Trustee may treat two or more Persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the registers of the Fund, but no entry shall be made in the registers or on any Unit Certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any Person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the registers or on any Unit Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.
13.07 Performance of Trust
     The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge, or equity, or to recognize any Person as having any interest therein except for the Person recorded as Unitholder.
13.08 Lost Certificates
     In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuances of a new Unit Certificate for the same number of Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated Unit Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Unit Certificate and may require the applicant to supply to the Fund a “lost certificate bond” or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Trustee.
13.09 Death of a Unitholder
     The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder’s personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Fund property, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Unit Certificate for Units in place of the Unit Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

13.10 Unclaimed Interest or Distribution
     In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the Person or Persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.
ARTICLE XIV
TERMINATION
14.01 Termination Date
     Unless terminated earlier under Section 14.02 the Trustee shall commence to wind up the affairs of the Fund when there are no longer any Units outstanding.
14.02 Termination by Trustee with the Approval of Unitholders
a)	The Unitholders may vote by Extraordinary Resolution to terminate the Fund at any meeting of Unitholders duly called by the Trustee for the purpose of considering termination of the Fund, provided that such a vote may only be held if requested in writing by the holders of not less that 25% of votes attaching to the Units, or if the Units have become ineligible for investment by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans, as those terms are defined in the Act.
b)	For the purpose of this Section and notwithstanding the provisions of Section 12.06(c), a quorum of 5% of the votes attaching to the issued and outstanding Units must be present or represented by proxy at the meeting at which the vote is taken.
14.03 Procedure Upon Termination
     At least thirty (30) days before the day specified by the Extraordinary Resolution as the date of termination the Trustee shall give notice of the commencement of the winding-up of the affairs of the Fund and such notice of any resolution approved by Unitholders under Section 14.02 shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of the Fund shall be closed.
14.04 Powers of the Trustee upon Termination
     After the date referred to in Section 14.01 or the date on which a resolution has been approved under Section 14.02, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.
14.05 Sale of Investments
     After the date referred to in Section 14.04, the Trustee shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall sell and convert into money all investments and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund.
     If the Trustee is unable to sell all or any of the Royalty Units which comprise part of the Trust Fund by the date set for termination as set out herein, the Trustee may distribute the remaining Royalty Units directly to the Unitholders on the same basis as the Royalty Units were acquired by the Trust Fund on behalf of the Unitholders.
14.06 Distribution of Proceeds
     After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of investment and other assets together with any cash forming part of the Trust Fund among the Unitholders in the following manner:
a)	the Trustee shall allocate to each Unitholder and each Unitholder shall thereupon be entitled to enforce payment of his pro rata share of such part of all amounts that would otherwise be included in computing income of the Fund for the purposes of the Income Tax Act for the year and that are not payable to Unitholders in the year by virtue of any provision of this Trust Indenture other than this Section 14.06;
b)	the remaining part, if any, of the said proceeds, other assets and cash shall be distributed among the Unitholders in accordance with their pro rata shares.
14.07 Redemption and Termination by Other Disposition
     If the Royalty Units which comprise part of the Trust Fund are redeemed or otherwise cease to exist, the Trustee will distribute to the Unitholders on a pro rata basis the net proceeds of redemption or share of assets that a Royalty Unitholder is entitled to receive. If the balance of the other investments or assets comprising the Trust Fund are sold or otherwise disposed of, the Trustee will distribute to the Unitholders on a pro rata basis the net proceeds from such disposition and the Fund shall terminate.
14.08 Further Notice to Unitholders
     In the event that all of the Unitholders shall not surrender their Units for cancellation within six (6) months after the time specified in the notice or resolution referred to in Section 14.03 the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and, if within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units, if applicable, to receive their pro rata shares of the amounts referred to in Section 14.06 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.
14.09 Responsibility of Trustee after Sale and Conversion
     The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Fund after the date referred to in Section 14.04 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 14.06.
ARTICLE XV
SUPPLEMENTAL INDENTURES
15.01 Provision for Supplemental Indentures for Certain Purposes
     From time to time the Corporation (when authorized by a resolution of the directors) and the Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:
a)	adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Unitholders;
b)	giving effect to any Extraordinary Resolution or Ordinary Resolution passed as provided in Article XII;
c)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;
d)	adding to or altering the provisions hereon in respect of the exchange of Unit Certificates, and making any modification in the form of Unit Certificates which does not materially affect the substance thereof;
e)	modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, such modification or relief in no way prejudices any of the rights of the Unitholders or the Trustee, provided further that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and
f)	for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.
ARTICLE XVI
GENERAL
16.01 Notices
     Any notice required to be given under this Indenture shall be given to the Unitholders by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.
16.02 Failure to Give Notice
     The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect, taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.
16.03 Joint Holders
     Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.
16.04 Service of Notice
     Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons interested in the Units concerned.

16.05 Information Available to Unitholders
     Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs from the head office of the Fund, a copy of the Royalty Indenture, the Unanimous Shareholder Agreement, the Management Agreement, the Trust Indenture and the supplemental indenture, if any, relating to Units held by that Unitholder and shall be entitled to inspect, and, on payment of a reasonable fee thereof, obtain a list of the Unitholders for purposes connected with the Fund.
16.06 Income Tax: Obligations of the Trustee
     The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Act (including any obligations of the Fund under Part XIII of the Act and responsibility to file for and collect ARC) and neither the Fund nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.
16.07 Income Tax: Designations
     In the return of its income under Part I of the Act for each year the Fund shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to Reimbursed Crown Charges, to any taxable capital gains realized and distributed to Unitholders by the Fund in the year, and to interest payable to Unitholders in the year, as shall be permitted under the provisions of the Act and as the Trustee in its sole discretion shall deem to be reasonable and equitable. In the first tax year, in filing a return of income for the Fund, the Fund shall elect that the Fund be deemed to be a mutual fund trust for the entire year.
16.08 Income Tax Deductions
     The Trustee shall claim the maximum deductions available to the Fund for the purposes of computing its income pursuant to the provisions of the Act to the extent required to reduce the taxable income of the Fund to nil or to the extent desirable in the best interests of the Unitholders.
16.09 Fiscal Year
     The fiscal year of the Fund shall end on December 31 of each year.
ARTICLE XVII
AUDITORS
17.01 Qualification of Auditors
     The Auditors shall be an independent recognized firm of chartered accountants which has an office within Alberta.

17.02 Appointment of Auditors
     The Trustee hereby appoints KPMG LLP as the Auditors of the Fund, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee. The Auditors will be selected at each annual meeting of Unitholders.
17.03 Change of Auditors
     The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new Auditors may be appointed by the Trustee with the approval of a majority of votes cast by Unitholders at a meeting duly called for the purpose.
17.04 Reports of Auditors
     The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be prepared on a consolidated basis with the Corporation and shall be provided to each Unitholder with notice of the Annual General Meeting of the Fund.
ARTICLE XVIII
MISCELLANEOUS
18.01 Successors and Assigns
     The provisions of this Indenture shall enure to the benefit of, and be binding upon, the parties and their successors and assigns.
18.02 Counterparts
     This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.
18.03 Severability
     If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.
18.04 Notice to Trustee
     Any written notice of written communication given to the Trustee shall be addressed to the attention of the Fund at the principal trust office of the Trustee in Calgary or to the attention of any employee or officer of the Trustee who shall be designated by the Trustee, and shall be deemed to have been duly given only on the earlier of the date:
a)	when the same is personally delivered to Suite 710 — 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8; or
b)	in the case of dispatch by telegraph, telex or telecommunication device, three (3) hours after deposit for dispatch in a public office for origination of such telegram, telex message or similar telecommunication or three (3) hours after dispatch by means of a private telex or other telecommunication device, addressed as aforesaid; or
c)	in the case of mailing, five (5) days after deposit in the Canadian mail, unregistered with postage prepaid, addressed to the office (referred to above) of the party to whom notice is to be given.
18.05 Notice to Corporation
a)	Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at Suite 2900, 240 — 4th Avenue S.W., Calgary, Alberta, T2P 4H4, Attention: the President or the Secretary, and shall be deemed to have been effectively given on the date of delivery or, if mailed, from the time when in the ordinary course of post the said letter should have reached its destination, which for the purpose of this Indenture shall be deemed to be five (5) days after posting.
b)	The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.
c)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Corporation could be reasonably considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the Corporation, or if it is delivered to such party at the appropriate address provided in subsection 18.05(a), by cable, telegram, telex or other means of prepaid, transmitted and recorded communication.

     IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 11th day of June, 2007.

PENGROWTH CORPORATION

Per:	(signed) “James S. Kinnear”

James S. Kinnear

Per:	(signed) “Christopher G. Webster”

Christopher G. Webster

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Stacie Moore”

Stacie Moore

Per:	(signed) “Karen Biscope”

Karen Biscope

SCHEDULE “A”
To the annexed amended and restated trust indenture (the “Indenture”) dated as of June 11, 2007 and made between PENGROWTH CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA.
     The Class A Units shall have the rights and be subject to the limitations, restrictions and conditions set out in the Indenture, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to the Class A Units as set out below:
A.1 Definitions
     In this Schedule “A” and in the Class A Units, unless the context otherwise requires, capitalized terms shall have the meaning set out in the Indenture.
A.2 Permitted Stock Exchange Listings
     The Class A Units may not be listed and posted for trading on any stock exchange.
A.3 Transfer Restrictions
     The Class A Units may not be transferred by the holder thereof, with the exception of a transfer to the Fund pursuant to Article VII of the Indenture.
A.5 Conversion
a)	At any time, a holder of one or more Class A Units shall have the right at his or her option to convert, subject to these provisions, any one or more of such Class A Units into Trust Units on a one for one basis.
b)	The conversion of one or more Class A Units shall be effected by the deposit of the Unit Certificate or Certificates representing the same at any time during usual business hours at any office of the transfer agent of the Fund at which the Class A Units are transferable, together with a written conversion form in form satisfactory to the Corporation, on behalf of the Fund, duly executed by the registered holder or his attorney duly authorized in writing, in which instrument such holder may elect to convert only part of the Class A Units represented by such Unit Certificate or Certificates, in which event the Corporation, on behalf of the Fund, shall issue and deliver or cause to be delivered to such holder, at the expense of the holder, a new Unit Certificate representing the Class A Units represented by such Unit Certificate or Certificates which have not been converted.
c)	As promptly as practicable after the deposit of any Class A Units for conversion, the Corporation, on behalf of the Fund, shall issue and shall deliver or cause to be delivered to or to the written order of the holder of the Class A Units so surrendered, a Unit Certificate or Certificates issued in the name of such holder representing the number of Trust Units to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Class A Units shall have been properly deposited for conversion, so that the rights of the holder of such Class A Units as the holder thereof shall cease at such time and the person or persons entitled to receive Trust Units upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Trust Units at such time; provided, however, that no such deposit on any date when the Fund’s register of transfers of Trust Units shall be properly closed shall be effective to constitute the person or persons entitled to receive Trust Units upon such conversion as the holder or holders of record of such Trust Units on such date, but such deposit shall be effective to constitute the person or persons entitled to receive such Trust Units as the holder or holders of record thereof for all purposes when the Fund’s register of transfers of Trust Units next open. For these purposes the date of deposit of any Class A Units for conversion shall be deemed to be the date when the Unit Certificate representing such Class A Units accompanied by a satisfactory conversion form is received by a transfer agent of the Fund as provided for herein.

SCHEDULE “B”
To the annexed amended and restated trust indenture (the “Indenture”) dated as of June 11, 2007 and made between PENGROWTH CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA.
     The Trust Units shall have the rights and be subject to the limitations, restrictions and conditions set out in the Indenture, as supplemented or amended by the rights, limitations, restrictions and conditions applicable to the Trust Units as set out below:
B.1 Definitions
     In this Schedule “B” and in the Trust Units, unless the context otherwise requires, capitalized terms shall have the meaning set out in the Indenture.
B.2 Permitted Stock Exchange Listings
     The Trust Units may be listed and posted for trading on either or both of the Toronto Stock Exchange and the New York Stock Exchange and any other exchange or exchanges as may be determined by the Directors of the Corporation.

SCHEDULE “C”
     To the annexed amended and restated trust indenture (the “Indenture”) dated as of June 11, 2007 and made between PENGROWTH CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA.
C.1 Definitions
     In this Schedule “C”, unless the context otherwise requires, capitalized terms shall have the meaning set out in the Indenture.
C.2 Renaming of Class B Units
     At the Reorganization Time, all issued and outstanding Class B Units shall be renamed as Trust Units, and the register of holders of such Class B Units shall be renamed as the register of holders of Trust Units.
C.3 Conversion of Prior Trust Units and Class A Units
a)	At the Reorganization Time: (i) all issued and outstanding Prior Trust Units; and (ii) all issued and outstanding Class A Units (other than Class A Units held by a Unitholder who provides a duly completed election and Unitholder’s Declaration in accordance with Section C.4) shall be converted into Trust Units on the basis of one Trust Unit for each Prior Trust Unit or Class A Unit, as applicable, held, without any further act or formality.
b)	Upon completion of the conversion referred to in Section C.3(a), each holder of Prior Trust Units or Class A Units, as the case may be, immediately prior to the Reorganization Time that has had such Units converted to Trust Units shall cease to be a holder of such Prior Trust Units or Class A Units, and shall be deemed to be a holder of a number of Trust Units equal to the number of Prior Trust Units or Class A Units, as applicable, held by such Unitholder immediately prior to the Reorganization Time. Upon completion of the conversion referred to in Section C.3(a), such holder’s name shall be removed from the register of Prior Trust Units or Class A Units, as applicable, and added to the register of holders of Trust Units accordingly.
C.4 Reorganization Procedure
On June 27, 2006, the Board of Directors of the Corporation caused the following to occur:
a)	a letter of transmittal was sent to all registered holders of Class A Units; and
b)	an election and Unitholder’s Declaration was sent to all registered holders of Class A Units.
All registered holders of Class A Units who provided an election and Unitholder’s Declaration to the registrar and transfer agent of the Fund on or before 5:00 p.m. (Calgary time) on July 25, 2006 which confirmed that such holder is not a Non-Resident, shall not have such Class A Units converted to Trust Units pursuant to Section C.3(a) hereof.

All registered holders of Prior Trust Units, and all registered holders of Class A Units who did not provide a duly completed election and Unitholder’s Declaration to the registrar and transfer agent of the Fund on or before 5:00 p.m. (Calgary time) on July 25, 2006, which confirmed that such holder is not a Non Resident, shall have such Prior Trust Units and Class A Units converted to Trust Units pursuant to Section C.3(a) hereof without further act or formality.
In respect of any registered or beneficial holder of Units, the Corporation, on behalf of the Fund, may at any time and from time to time deem the Units held by such registered or beneficial holder to be renamed as, or converted into, Trust Units without any further action on the part of the holder thereof in the sole and absolute discretion of the Corporation including upon:
a)	the receipt by the Fund of an election and Unitholder’s Declaration acceptable to the Corporation indicating that the holder is a Non-Resident; or
b)	the passing of the Reorganization Time with the registrar and transfer agent of the Fund not having received from the Unitholder an election and Unitholder’s Declaration.
C.6 Issuance of Certificates Representing Trust Units
a)	Upon surrender to the Fund’s registrar and transfer agent of a Unit Certificate which, prior to the Reorganization Time, represented outstanding Prior Trust Units, Class A Units or Class B Units together with a letter of transmittal, where applicable, and together with such additional documents and instruments as the registrar and transfer agent may reasonably require, the holder of such surrendered Unit Certificate shall be entitled to receive in exchange therefor, and the transfer agent of the Fund shall deliver to such holder as soon as practicable, a Unit Certificate representing that number of Trust Units to which such holder’s Units have been renamed or converted and any Unit Certificate representing Units so surrendered shall forthwith be cancelled.
b)	If any Unit Certificate which, prior to the Reorganization Time, represented outstanding Prior Trust Units, Class A Units or Class B Units which were renamed as, or converted into, Trust Units pursuant to Section C.2 or C.3(a) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Unit Certificate to be lost, stolen or destroyed, and delivery to the transfer agent of the Fund of such additional documents and instructions as the transfer agent of the Fund may reasonably require, the transfer agent will issue in exchange for such lost, stolen or destroyed Unit Certificate, Unit Certificates representing the Trust Units to which such Unitholder is entitled. When seeking such Unit Certificate in exchange for any lost, stolen or destroyed Unit Certificate, the person to whom Unit Certificates representing Trust Units are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Corporation, on behalf of the Fund, and the transfer agent of the Fund, in such sum as the Corporation, on behalf of the Fund, and the transfer agent of the Fund may direct or otherwise indemnify the Fund and its transfer agent in a manner satisfactory to the Corporation, on behalf of the Fund, and the transfer agent of the Fund against any claim that may be made against the Fund or its transfer agent with respect to the Unit Certificate alleged to have been lost, stolen or destroyed.

SCHEDULE “D”
To the annexed amended and restated trust indenture dated as of June 11, 2007 and made between PENGROWTH CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA.
(Form of Unit Certificate for the Class A Trust Units)
CLASS A TRUST UNITS
Pengrowth Energy Trust
(a trust created under the laws of the Province of Alberta
by a Trust Indenture originally dated as of December 2, 1988 and amended and restated as of June 11, 2007)

No.

Class A Trust Units
CUSIP NO. 706902 30 1
     THIS CERTIFIES THAT:
                                              is the registered holder of the number of fully paid Class A Trust Units issued by Pengrowth Energy Trust (the “Fund”) indicated above.
     The Class A Trust Units represented by this certificate are non-transferable.
     The Class A Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) dated as of June 11, 2007 (amending and restating the trust indenture originally dated December 2, 1988) and made between Pengrowth Corporation and Computershare Trust Company of Canada (the “Trustee”), which Trust Indenture is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meanings when used herein.
     For information as to the right of holders of Class A Trust Units to convert Class A Trust Units into Trust Units, see the reverse of this certificate.
     The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specific majority of the Units outstanding binding upon all Unitholders.
     A copy of the Trust Indenture pursuant to which this certificate and the Class A Trust Units represented hereby are issued may be obtained by any Unitholder on demand and without fee from the head office of the Fund.

     This certificate may only be converted or redeemed, upon compliance with the conditions prescribed in the Trust Indenture, on one of the registers of transfers to be kept at the offices of the Trustee in the cities of Calgary, Vancouver, Toronto and Montreal and Computershare Trust Company, Inc. in Denver and New York and at such other place or places, if any, or by such other registrar or registrars, if any, as the Fund with the approval of the Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe.
     This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the Trustee under the Trust Indenture.
     IN WITNESS WHEREOF Pengrowth Corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by its duly authorized officers.
     DATED                     .

PENGROWTH CORPORATION

Per:

	President	c/s

Per:

Corporate Secretary

(FORM OF TRUSTEE’S CERTIFICATE)
     This certificate is one of the Unit Certificates referred to in the Trust Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Officer

Per:

Authorized Officer

[Reverse of Unit Certificate]
Conversion Right
     The Trust Indenture provides that in certain circumstances a holder of Class A Trust Units may elect to convert Class A Trust Units into Trust Units. Any notice requesting the conversion of Class A Trust Units shall be given during business hours on any Business Day to the Trustee at its principal office in the Cities of Calgary, Vancouver, Toronto and Montreal or Computershare Trust Company Inc. in Denver or New York by delivery to the Trustee of a certificate that represents the Class A Trust Units to be converted and that is accompanied by a duly completed and properly executed notice requesting conversion which appears on the back of such certificate. No such manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Trustee and is accompanied by such further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of a person giving such notice.
Exercise of Redemption Right
     A notice requiring the Trustee to redeem Class A Trust Units shall be given during business hours on any Business Day to the Trustee at its principal office in the Cities of Calgary, Vancouver, Toronto and Montreal or Computershare Trust Company, Inc. in Denver or New York by delivery to the Trustee of a certificate that represents the Class A Trust Units to be redeemed by the Trustee and that is either properly endorsed for transfer or accompanied by a duly completed and properly executed written instrument or instruments of transfer together with the notice requesting redemption which appears on the back of such certificate duly completed and properly executed. No such form of endorsement or manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

NOTICE OF CONVERSION
TO: PENGROWTH ENERGY TRUST
The undersigned registered holder of this Class A Trust Unit certificate hereby tenders the Class A Trust Units represented by this Class A Trust Unit certificate to Pengrowth Energy Trust for conversion into Trust Units, subject to the terms and conditions set out in the Trust Indenture.
If less than the full number of the within Class A Trust Units is to be converted, indicate in the space provided the number to be converted.
                                                            Class A Trust Units Only

Signature:		In presence of:

	Holder		Witness
Notice: The signature to this conversion notice must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the USA, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

NOTICE OF REDEMPTION
TO: PENGROWTH ENERGY TRUST
The undersigned registered holder of this Class A Trust Unit certificate hereby tenders the Class A Trust Units represented by this Class A Trust Unit certificate to Pengrowth Energy Trust for redemption, subject to the terms and conditions set out in the Trust Indenture. This delivery constitutes a transfer of the tendered Class A Trust Units to Pengrowth Energy Trust to enable Pengrowth Energy Trust to effect the redemption. By endorsing this notice, the undersigned represents and warrants that the Class A Trust Units tendered are free and clear of any liens or encumbrances of any kind.
If less than the full number of the within Class A Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.
                                                            Class A Trust Units Only

Signature:		In presence of:

	Holder		Witness
Notice: The signature to this redemption notice must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the USA, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

SCHEDULE “E”
To the annexed amended and restated trust indenture dated as of June 11, 2007 and made between PENGROWTH CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA.
(Form of Unit Certificate for the Trust Units)
TRUST UNITS
Pengrowth Energy Trust
(a trust created under the laws of the Province of Alberta
by a Trust Indenture originally dated as of December 2, 1988 and amended and restated as of June 11, 2007)

No.

Trust Units
CUSIP NO. 706902 50 9
     THIS CERTIFIES THAT:
                                              is the registered holder of the number of fully paid Trust Units issued by Pengrowth Energy Trust (the “Fund”) indicated above.
     The Trust Units represented by this certificate are transferable.
     The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) dated as of June 11, 2007 (amending and restating the trust indenture originally dated December 2, 1988) and made between Pengrowth Corporation and Computershare Trust Company of Canada (the “Trustee”), which Trust Indenture is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meanings when used herein.
     The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specific majority of the Units outstanding binding upon all Unitholders.
     A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and without fee from the head office of the Fund.
     This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on one of the registers of transfers to be kept at the offices of the Trustee in the cities of Calgary, Vancouver, Toronto and Montreal and Computershare Trust Company,

Inc. in Denver and New York and at such other place or places, if any, or by such other registrar or registrars, if any, as the Fund with the approval of the Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe.
     This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the Trustee under the Trust Indenture.
     IN WITNESS WHEREOF Pengrowth Corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by its duly authorized officers.
     DATED                                         .

PENGROWTH CORPORATION

Per:

	President	c/s

Per:

Corporate Secretary

(FORM OF TRUSTEE’S CERTIFICATE)
     This certificate is one of the Unit Certificates referred to in the Trust Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Officer

Per:

Authorized Officer

[Reverse of Unit Certificate]
Exercise of Transfer or Redemption Right
     A notice requiring the Trustee to transfer or redeem Trust Units shall be given during business hours on any Business Day to the Trustee at its principal office in the Cities of Calgary, Vancouver, Toronto and Montreal or Computershare Trust Company Inc. in Denver or New York by delivery to the Trustee of a certificate that represents the Trust Units to be transferred or redeemed by the Trustee and that is either properly endorsed for transfer or accompanied by a duly completed and properly executed written instrument or instruments of transfer together with, in the case of redemption, the notice requesting redemption which appears on the back of such certificate duly completed and properly executed. No such form of endorsement or manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

TRANSFER FORM
For value received the undersigned hereby sell(s), assign(s) and transfer(s) unto

(Name of Transferee)
                     Trust Units of Pengrowth Energy Trust represented by this certificate.
DATED:                                         .

Signature:		In presence of:

	Transferor		Witness
NOTICE: The signature to this transfer must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the USA, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

NOTICE OF REDEMPTION
TO: PENGROWTH ENERGY TRUST
The undersigned registered holder of this Trust Unit certificate hereby tenders the Trust Units represented by this Trust Unit certificate to Pengrowth Energy Trust for redemption, subject to the terms and conditions set out in the Trust Indenture. This delivery constitutes a transfer of the tendered Trust Units to Pengrowth Energy Trust to enable Pengrowth Energy Trust to effect the redemption. By endorsing this notice, the undersigned represents and warrants that the Trust Units tendered are free and clear of any liens or encumbrances of any kind.
If less than the full number of the within Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.
                                                             Trust Units Only

Signature:		In presence of:

	Holder		Witness
Notice: The signature to this redemption notice must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.
In the USA, signature guarantees must be done by a member of a “Medallion Signature Guarantee Program” only.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

AMENDED AND RESTATED UNANIMOUS SHAREHOLDER AGREEMENT
     THIS AGREEMENT is made as of the 11th day of June, 2007, and is an amendment and restatement of the Unanimous Shareholder Agreement dated December 2, 1988, as amended April 28, 1999, April 26, 2000, April 23, 2002, June 17, 2003, and July 27, 2006.
AMONG:
PENGROWTH MANAGEMENT LIMITED, a body corporate with an office in the City of Calgary, in the Province of Alberta (the “Manager”)
AND
PENGROWTH ENERGY TRUST, a trust formed in accordance with the laws of Alberta, by its trustee Computershare Trust Company of Canada, a trust company with an office in Calgary, Alberta (the “Fund”)
AND
PENGROWTH CORPORATION, a body corporate with an office in the City of Calgary, in the Province of Alberta (the “Corporation”)
AND
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in the City of Calgary, in the Province of Alberta, (the “Trustee”)
WHEREAS:
A. The Corporation was incorporated on December 30, 1987 under the Business Corporations Act (Alberta);
B. The Corporation was organized for the purpose of identifying, evaluating, acquiring, managing and disposing of interests in Canadian Resource Properties which produce Petroleum Substances, to create the Royalty, to issue and sell Royalty Units, to organize the Fund, to cause the distribution of Trust Units and to distribute proceeds of the Royalty to Royalty Unitholders and to act as the administrator of the Fund;
C. The Trustee has been appointed as trustee for the Royalty Unitholders pursuant to the Royalty Indenture and as trustee for the Trust Unitholders pursuant to the Trust Indenture;
D. The Shareholders wish to establish their rights and obligations in respect of the Shares now or hereafter owned by them, the rights and obligations of the Unitholders in respect of the

Units now or hereafter owned by such Unitholders, the management and control of the Corporation and certain other matters as hereinafter set forth;
E. The parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the Act; and
F. The Corporation, the Manager, the Fund and the Trustee have agreed to do all such things as may be necessary in order to give effect to this Agreement.
     NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the premises and the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.01 The parties hereto represent that, to the extent that the subject matter therein is within their knowledge or control, the recitals to this Agreement are true and correct and the parties hereto agree that the same form an integral part of this Agreement.
1.02 In the Agreement unless there is something in the subject matter or context inconsistent therewith:
a)	“Act” means the Business Corporations Act (Alberta), RSA 2000, Chapter B-9, as amended from time to time and every statute that may be substituted therefor, and in the case of any such amendment and substitution, any reference in this Agreement to the Act shall be read as referring to the amended or substituted provisions therefor;

b)	“Affiliate” means “affiliate” as defined in the Act;
c)	“Agreement” means this Agreement and any agreements or schedules supplemental or ancillary hereto and the expression “Article” followed by a number means and refers to the specified Article of this Agreement;

d)	“Appoint” includes “elect” and vice versa;
e)	“Articles” means the Articles of Incorporation of the Corporation, as the same may be amended from time to time;

f)	“By-Laws” means the by-laws of the Corporation from time to time in force and effect;

g)	“Canadian Resource Properties” has the meaning attributed thereto in the Royalty Indenture;

h)	“Class A Trust Units” has the meaning ascribed thereto in the Trust Indenture;

i)	“Exchangeable Shares” means exchangeable shares in the capital of the Corporation;

j)	“Management Agreement” means the Amended and Restated Management Agreement made as of May 12, 2003 between the Corporation, the Fund, the Trustee and the Manager;

k)	“Person” includes any natural person, corporation, limited partnership, general partnership, joint stock property, joint venture, association, company, limited liability company, trust, bank, trust company or other organization, whether or not a legal entity, and government authority;

l)	“Petroleum Substances” has the meaning attributed thereto in the Royalty Indenture;

m)	“Royalty” means the interest in the Royalty Income granted to Royalty Unitholders pursuant to the Royalty Indenture;

n)	“Royalty Income” has the meaning attributed thereto in the Royalty Indenture;

o)	“Royalty Indenture” means the Amended and Restated Royalty Indenture, as amended, made as of the date hereof between the Corporation, and the Trustee on behalf of the Unitholders, as the same may be amended from time to time;

p)	“Royalty Unitholders” means the holders from time to time of one or more Royalty Units;

q)	“Royalty Units” means royalty units of the Corporation created, issued and certified under the Royalty Indenture and for the time being outstanding and entitled to the benefits thereof;

r)	“Shareholders” means the Manager and the Fund;

s)	“Shares” means the shares of the Corporation of any class from time to time outstanding;

t)	“Trust Indenture” means the Amended and Restated Trust Indenture made as of the date hereof between the Corporation and the Trustee;

u)	“Trust Unitholders” means the holders from time to time of one or more Trust Units and/or one or more Class A Trust Units;

v)	“Trust Units” has the meaning ascribed thereto in the Trust Indenture;

w)	“Unitholders” means the holders from time to time of one or more Units; and

x)	“Units” means the Royalty Units, other than the Royalty Units held by the Fund, the Trust Units and the Class A Trust Units, collectively.
1.03 Unless the context otherwise requires, where capitalized terms defined in the Royalty Indenture are used herein without definition, the definitions set out therein shall apply to this Agreement.

ARTICLE II
EFFECT OF AGREEMENT
2.01 This Agreement constitutes a unanimous shareholder agreement within the meaning of the Act.
2.02 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles or By-Laws on the other, the provisions of this Agreement shall govern. The Shareholders agree to vote, or to cause to be voted, the Shares owned by them so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.
ARTICLE III
DIRECTORS
3.01 The Board of Directors of the Corporation shall consist of a minimum of three (3) members and a maximum of twelve (12) members, two (2) of whom shall be appointed by the Manager and the balance of whom shall be appointed by the Fund, as directed by Unitholders. If the appointment of two (2) members by the Manager would result in the Fund not having appointed a majority of the Board of Directors, then the Manager shall appoint only one (1) member of the Board of Directors.
The Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individuals nominated by the Trust, as directed by the Unitholders at the annual meeting, and the individuals nominated by the Manager. The Shareholders shall not cause the Shares held by or beneficially owned by them to be voted for the removal of the respective nominees of the Shareholders as Directors of the Corporation unless the Shareholder having nominated such individual wishes that individual to be removed as a Director in which case the Shareholders shall cause all of the Shares held by or beneficially owned by them to be so voted. A vacancy on the Board of Directors shall be filled by an individual nominated by the Shareholder that nominated for election the Director who has vacated his or her position and the Shareholders shall cause the Shares held by or beneficially owned by them to be voted for the individual so nominated by the Shareholder.
ARTICLE IV
VOTING
4.01 A Shareholder shall not transfer any Shares to any Person except to another Shareholder, provided that upon approval of the Trust Unitholders by Extraordinary Resolution, the Manager may transfer its Shares to a new advisor under the Management Agreement or to a replacement thereof or to an Affiliate, provided that the foregoing shall not prohibit the transfer of a beneficial interest in Exchangeable Shares.
ARTICLE V
WAIVER
5.01 The Shareholders waive each and every provision contained in the Articles or By-laws insofar as they may conflict with the provisions of this Agreement.

ARTICLE VI
SUBSEQUENT PARTIES TO THIS AGREEMENT
6.01 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, and any replacement of the Trustee shall, prior to becoming the Trustee, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.
ARTICLE VII
SHAREHOLDER NO LONGER BOUND
7.01 If a Shareholder has disposed of all of its Shares in accordance with Article IV hereof, it shall no longer be bound by any of the provisions of this Agreement.
ARTICLE VIII
TERM OF AGREEMENT
8.01 This Agreement shall be in effect until terminated, cancelled or amended in writing by the agreement of the Shareholders, the Corporation and the Trustee, provided that the Trustee will only act on the direction of an Extraordinary Resolution of the Trust Unitholders.
ARTICLE IX
GENERAL PROVISIONS
9.01 Each party hereto covenants and agrees to execute or cause to be done or executed all such further and other acts, deeds, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.
9.02 Every communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be mailed or delivered to the parties addressed as follows:
Pengrowth Management Limited
Suite 2900, 240 — 4th Avenue SW
Calgary, Alberta T2P 4H4
Attention: President
Pengrowth Energy Trust
Suite 2900, 240 — 4th Avenue SW
Calgary, Alberta T2P 4H4
Pengrowth Corporation
Suite 2900, 240 — 4th Avenue SW

Calgary, Alberta T2P 4H4
Attention: President
Computershare Trust Company of Canada
Suite 710, 530 — 8th Avenue SW
Calgary, Alberta T2P 3S8
Attention: Corporate Trust Department
     Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.
9.03 Every such communication shall, if delivered be deemed to have been given to and received by the addressee when delivered or, if mailed at any post office in Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, be deemed to have been given to and received by the addressee on the fifth (5th) Business Day following the mailing, except where there exists a labour strike or disturbance the result of which is the interference to normal mail deliveries, in which case every communication provided for in this Agreement or arising in connection herewith shall be delivered to the parties at the above addresses.
9.04 Without restricting the generality of the forgoing, the holder of any Shares or Units now owned or hereinafter acquired by any Person shall have the benefits granted to such holders under this Agreement and shall be subject to the obligations imposed by this Agreement on such holders.
9.05 The Trustee joins in this Agreement on behalf of the Unitholders and agrees to be bound hereby and to take all necessary measures to enforce this Agreement and all benefits and obligations created hereunder in favour of the Unitholders.
9.06 In this Agreement, words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.
9.07 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.
9.08 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and the Shareholders, the Corporation and the Trustee hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.
9.09 Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this

Agreement, and the parties hereby agree that the parts so held to be wholly or partially invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.
9.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and permitted assigns and, through the Trustee, this Agreement shall enure to the benefit of and be binding upon the Unitholders, their respective heirs, executors, administrators, successors and permitted assigns.
9.11 Any and all certificates representing Shares now or hereafter beneficially owned by the Shareholders or any other Person during the currency of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDERS’ AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH SHARES AND NOTICE OF THE TERM AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN.”
9.12 The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as Trustee on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Fund and that any recourse against the Fund, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from matters to which this Agreement relates, in any way, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.
[The remainder of this page has been intentionally left blank]

9.13 Time shall be of the essence of this Agreement.
     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day of the year first above written.

PENGROWTH MANAGEMENT LIMITED

Per:	(signed) “James S. Kinnear”

James S. Kinnear
President

Per:	(signed) “Gordon M. Anderson”

Gordon M. Anderson
Vice President, Financial Services

PENGROWTH ENERGY TRUST, by its Trustee,
Computershare Trust Company of Canada

Per:	(signed) “Stacie Moore”

Stacie Moore General Manager, Corporate Trust

Per:	(signed) “Karen Biscope”

Karen Biscope Manager, Corporate Trust

PENGROWTH CORPORATION

Per:	(signed) “James S. Kinnear”

James S. Kinnear
President and Chief Executive Officer

Per:	(signed) “Christopher G. Webster”

Christopher G. Webster
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Stacie Moore”

Stacie Moore
General Manager, Corporate Trust

Per:	(signed) “Karen Biscope”

Karen Biscope Manager, Corporate Trust